Exhibit 5.1

DISTRICT OFFICE 1915 EYE ST NW WASHINGTON, DC 20006 LONDON OFFICE ONE GREAT CUMBERLAND PLACE MARBLE ARCH, LONDON, W1H7AL	LAW OFFICES OF DAVID E. PRICE, PC #3 BETHESDA METRO CENTRE SUITE 700 BETHESDA, MD 20814 --------- Tel (202) 536-5191 TopTier.eu	MONACO OFFICE SUITE #1, 17 BLVD DE SUISSE MONACO 98000 ISRAEL OFFICE DIAMOND TOWER, 28TH FLOOR 3A JABOTINSKI RD., RAMAT-GAN 52520

8th July, 2025

Davion Healthcare Plc

C/o MC2 Accountants Limited

Penrose Wharf

Penrose Quay Cork

T23 XN53

Ireland

Re:	Davion Healthcare Plc

I have been asked to opine several issues relating to the Upcoming Registration of the Common shares of Davion Healthcare, Plc, an Irish Foreign Private Issuer.

1)	Status of common shares –

Regarding the underlying status of the ordinary common shares of Davion Healthcare Plc for the purpose of placing said ordinary shares with Computershare Transfer Agency. Said shares, being ordinary shares of a Foreign Private Issuer (FPI) are and have been “free trading” since issuance per Irish law. Said shares are being registered with the SEC pursuant to the Issuer’s F-1 document, which upon effectiveness, shall formally register the Issuer’s ordinary shares.

I am of the opinion that the common shares covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will, when sold, be legally issued, free trading, and will entitle the holders thereof to all the rights specified within the F-1. This opinion may be used by you as an exhibit to the Registration Statement.

2)	Davion Healthcare Plc – Investment Company status –

Davion Healthcare Plc is not an “investment company” per the Investment Companies Act of 1940 (15 U.S.C. § 80a-3(a). This is easily demonstrable as the business of Davion Health is exactly that, diagnostic healthcare. Per the definitions of the Investment Company Act,

“When used in this subchapter, "investment company" means any issuer which –

(1)  is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(2)  is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(3)   is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Not one of these definitions can apply to this issuer, and this is easily demonstrable by virtue of a cursory review of their Draft F-1, Prospectus, website and all other public information. As such, this issuer should be deemed as outside the aegis of that Act.

3)	Non-Affiliate Status of all depositing Shareholders –

The only holder of more than 5% of ordinary shares is the CEO Jack Kaye, (39%); beneficial owner of both Rallinson Corp. and Rallinson Ltd., of which he is 100% owner. The other shareholders who would be considered an “Affiliate” under the Act are so deemed not due to their percentage (most less than 1%) rather their Board positions within the Company, and are: Sir Eric Peacock; David Over, Kevin Riches, Suan King, and Julian Sluyters.

Should you have any questions or comments, please do feel free to contact me at any time.

Sincerely yours,

David E. Price, Esq.

DEP/mc

cc: Board of Dirs.

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